Filed by Noble Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:  Patina Oil & Gas Corporation

Commission File No.:  001-14344

This filing relates to a planned merger (the “Merger”) between Noble Energy, Inc. (“Noble Energy”) and Patina Oil & Gas Corporation (“Patina”) pursuant to the terms of an Agreement and Plan of Merger, dated as of December 15, 2004 (the “Merger Agreement”), by and among Noble Energy, Noble Energy Production, Inc. and Patina.  The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Registration Statement on Form S-4 filed by Noble Energy on April 8, 2005, and is incorporated by reference into this filing.

On May 11, 2005, Noble Energy and Patina jointly issued a press release.  The release issued by Noble Energy is as follows:

PRESS RELEASE

100 Glenborough Drive	Contact: Greg Panagos: 281-872-3125
Suite 100
Investor Relations@nobleenergyinc.com
Houston, TX 77067

NOBLE ENERGY AND PATINA OIL & GAS ANNOUNCE RESULTS OF

ELECTIONS FOR MERGER CONSIDERATION

HOUSTON (May 11, 2005) – Noble Energy, Inc. (NYSE: NBL) and Patina Oil & Gas Corporation (NYSE:  POG) today announced the preliminary results of elections made by Patina stockholders as to the form of merger consideration to be received in the merger of Patina and a subsidiary of Noble Energy.  Of the 74,176,510 shares of Patina stock outstanding as of May 10, 2005:

•                  19,386,399 of the shares, or 26.14 percent, elected to receive cash,

•                  49,055,143 of the shares, or 66.13 percent, elected to receive Noble Energy stock; and

•                  5,734,968 of the shares, or 7.73 percent, did not make a valid election.

The elections with respect to 8,121,007 of the foregoing cash election shares and 19,148,757 of the foregoing stock election shares were made pursuant to the notice of guaranteed delivery procedure, which requires the delivery of the Patina share certificates representing such shares (or a confirmation evidencing the book-entry transfer of such shares) to the exchange agent by 5:00 P.M., Houston time, on May 12, 2005. If the exchange agent does not receive the required certificates or confirmation by this guaranteed delivery deadline, with respect to any such election, the Patina shares subject to such election will be treated as shares that did not make a valid election.

The actual merger consideration, and the allocation thereof, will be computed using the formula in the merger agreement and will be based on, among other things, the actual number of shares of Patina common stock outstanding immediately prior to the closing date, the final results of the election process, and the volume-weighted average of the trading sale prices per share of Noble Energy common stock during the 10 trading days ending three calendar days before the date of the effective time of the merger (or, if that calendar day is not a trading day, ending on the trading day immediately preceding such calendar day).  A press release announcing the final merger consideration will be issued after the closing of the merger.

Noble Energy is one of the nation’s leading independent energy companies and operates throughout major basins in the United States including the Gulf of Mexico, as well as internationally, in Argentina, China, Ecuador, Equatorial Guinea, the Mediterranean Sea and the North Sea. Noble Energy markets natural gas and crude oil through its subsidiary, Noble Energy Marketing, Inc.

Patina is an independent energy company engaged in the acquisition, development, exploitation and production of oil and natural gas primarily in Colorado’s Wattenberg Field, the Mid-continent region of western Oklahoma and the Texas Panhandle, and the San Juan Basin in New Mexico.

This news release may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect Noble Energy’s or Patina’s current views about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected. Important factors that could cause the actual results to differ materially from those projected include, without limitation, the volatility in commodity prices for oil and gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other action, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s or Patina’s businesses that are detailed in their Securities and Exchange Commission (“SEC”) filings, including the Registration Statement on Form S-4 relating to the Merger referred to below.

In connection with the proposed merger (the “Merger”), Noble Energy has filed with the SEC a Registration Statement on Form S-4 (Registration Number 333-122262) that contains the joint proxy statement prospectus regarding the transaction.  Investors and security holders of Noble Energy and Patina are urged to read the definitive joint proxy statement/prospectus, and any other relevant materials filed by Noble Energy or Patina because they contain, or will contain, important information about Noble Energy, Patina and the Merger. These materials and other relevant materials (when they become available) and any other documents filed by Noble Energy or Patina with the SEC, may be obtained for free at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Noble Energy may be obtained free of charge from Noble Energy’s website at www.nobleenergyinc.com.  The documents filed with the SEC by Patina may be obtained free of charge from Patina’s website at www.patinaoil.com.

Noble Energy, Patina and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble Energy and Patina in favor of the Merger.  Information about the executive officers and directors of Noble Energy and their ownership of Noble Energy common stock is set forth in the proxy statement for Noble Energy’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 18, 2005.  Information about the executive officers and directors of Patina and their ownership of Patina common stock is set forth in the 10-K/A for the fiscal year ended December 31, 2004, which was filed with the SEC on April 29, 2005.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble Energy, Patina and their respective executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus, which is included in the above referenced Registration Statement on Form S-4.